ARS

RECD S.E.C.
MAY 1 2 2003
1086

P.E. 12-31-02



03058420



Margo Caribe, Inc.

PROCESSED
MAY 1 3 2003
THOMSON FINANCIAL

2002 ANNUAL REPORT

MARGO CARIBE, INC. AND SUBSIDIARIES

2002 ANNUAL REPORT

MARGO CARIBE, INC.

2002 ANNUAL REPORT SHAREHOLDERS

TABLE OF CONTENTS

Letter to Our Shareholders........ 1

The Company........ 3

Principal Operations........ 3

Selected Financial Data........ 7

Management's Discussion and Analysis of Results of Operations and Financial Condition... 8

Independent Auditors' Report........ 15

Consolidated Financial Statements........ 16

Notes to Consolidated Financial Statements........ 20

Stock Price Information........ 45

Directors and Officers........ 47

Corporate Information........ 48



Margo Caribe, Inc.

TO OUR SHAREHOLDERS

Looking Back on 2002

The year 2002 was a period filled with challenges for Margo Caribe. The economy remained weak throughout the year and the anticipated economic recovery never materialized, as competition in the retail sector continued to intensify. The economic perspective worsened during the latter part of the year as a result of concerns regarding the impending war in Iraq and the increased possibilities of a double dip in the economy.

Our response to this difficult environment was to focus on ways to increase the profitability of our existing businesses while looking for new opportunities for growth and expansion.

Our main goals for 2002 were to improve sales, increase profitability and create greater value for our shareholders. We are happy to report that notwithstanding the difficult economic climate we were able to achieve our goals. We achieved a moderate increase in sales while improving margins across all our business lines. The price of Margo common stock was $3.77 at December 31, 2002 compared to $3.18 at December 28, 2001 (after adjusting for the 10% stock dividend distributed in June 2002), even though the S&P 500 experienced a decline in excess of 22%.

In addition to strengthening our existing business lines, we also took steps to further diversify our sources of revenue and product offerings by purchasing a one-third interest in Salinas Holdings, Inc., a newly created entity that owns a sod and tree operation on 273 acres in Salinas, Puerto Rico. Margo Caribe will provide the management and marketing for Salinas Holdings and our participation in this joint venture will allow us offer new products such as sod to our existing client basis.

Looking Forward to 2003

We are hopeful that economic conditions will improve in 2003 and that the measures we have taken in the past will place us in an excellent position to take advantage of the improved economic environment. We will continue to prudently explore new business opportunities that have natural synergies with our core businesses and that allow us to offer new products to our existing client base. In doing so, we will be careful to protect our capital and maintain our strong balance sheet. We will also take steps to control costs.

In an effort to reduce costs and improve efficiency, we are closing our Barranquitas operation and consolidating it with our existing nursery operation in Vega Alta, Puerto Rico. This consolidation, which should be completed by the end of the second quarter of 2003, will allow us to improve efficiency through better inventory management, savings in labor costs and provide for a more centralized distribution system.

Your management is committed to continuing to make your company a stronger company with more diverse sources of revenues. We will continue to recruit the finest professionals for your Board and management team. We look to the future with confidence that we can continue to build and expand on the foundation we have created over the last two years.

We would personally like to thank each shareholder who has demonstrated his or her faith in the Company by investing in Margo stock. We will make every effort to justify your confidence in us.

Sincerely yours,



Michael J. Spector
Chairman of the Board



J. Fernando Rodríguez
President and COO

MARGO CARIBE, INC. AND SUBSIDIARIES

THE COMPANY

Margo Caribe, Inc. and its subsidiaries (collectively, the "Company") are in the business of growing, distributing and installing tropical plants, trees and palms. The Company produces various types of palms, flowering and ornamental plants, trees, shrubs and ground covers. The Company's operations are currently located in the Commonwealth of Puerto Rico, the Company's only place of business.

The Company is also engaged in the manufacturing and distribution of its own line ("Rain Forest") of planting media and aggregates, the distribution of various lines of lawn and garden products, and also provides landscaping design and installation services.

The Company's has also established a real estate development division that is currently in the process of permitting and designing an affordable housing project in the Municipality of Arecibo, Puerto Rico.

PRINCIPAL OPERATIONS

The Company's operations are conducted at a 92 acre nursery farm in Vega Alta, Puerto Rico, approximately 25 miles west of San Juan, and a 13 acre nursery in the Municipality of Barranquitas, Puerto Rico. The 92 acre farm is leased from Michael J. Spector and Margaret D. Spector, who are directors, officers and principal shareholders of the Company. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS — Lease and Option to Purchase Main Nursery Farm" herein. The 13 acre facility in the Municipality of Barranquitas is leased from an unrelated third party. During the fourth quarter of 2002, the Company entered into an agreement with the lessor to return the Barranquitas facility and intends to consolidate this operation into its main nursery farm in Vega Alta, Puerto Rico.

The Company's operations in Puerto Rico include Margo Caribe, Inc. (the holding company), Margo Nursery Farms, Inc. ("Nursery Farms"), Margo Flora, Inc. ("Margo Flora"), Margo Landscaping & Design, Inc. ("Landscaping"), Margo Garden Products, Inc. ("Garden Products"), Rain Forest Products Group, Inc. ("Rain Forest"), Margo Development Corporation ("Margo Development"), and Garrochales Construction and Development Corporation ("Garrochales Construction"), all Puerto Rico corporations.

Nursery Farms, which operates under the trade name of Margo Farms del Caribe, is engaged in the production and distribution of tropical and flowering plants. Its products are primarily utilized for the interior and exterior landscaping of office buildings, shopping malls, hotels and other commercial sites, as well as private residences. In Vega Alta, Nursery Farms produces various types of palms, flowering and ornamental plants, trees, shrubs, bedding plants and ground covers. In Barranquitas, Nursery Farms (operating as Margo Flora) produces orchids, bromeliads, anthuriums, spathiphylum, poincettias and other interior potted plants. Its customers include wholesalers, retailers, chain stores and landscapers primarily located in Puerto Rico and the Caribbean. The Barranquitas operation will be consolidated with the Vega Alta facility.

As a bona fide agricultural enterprise, both Nursery Farms and Margo Flora enjoy a 90% tax exemption under Puerto Rico law from income derived from its nursery business in Puerto Rico.

Landscaping provides landscaping, maintenance and design services to commercial, industrial and residential customers in Puerto Rico and the Caribbean.

Garden Products is engaged in sales of lawn and garden products, including plastic and terracotta pottery, planting media (soil, peat moss, etc.) and mulch. Among the various lawn and garden product lines it distributes, Garden Products is the exclusive distributor of Sunniland Corporation's fertilizer and pesticide products, Colorite garden hoses, Greenes Fence Company, Fiskars Consumer Product Division, State Line Bark & Mulch, L.R. Nelson Consumer Products, Tel-Com decorative pottery, Crysalia plastic pottery, and DEROMA Italian terracotta pottery for Puerto Rico and the Caribbean. Garden Products also markets and merchandises Ortho and Round-up brand products for the Scotts Company at all Home Depot stores operating in Puerto Rico.

Rain Forest is engaged in the manufacturing of potting soils, professional growing mixes, river rock, gravel and related aggregates. Rain Forest's products are marketed by Garden Products. The Company enjoys a tax exemption grant from the Government of Puerto Rico for the manufacturing operations of Rain Forest.

Margo Development Corporation and Garrochales Construction and Development Corporation are presently engaged in seeking development permits on a new site for the development of a residential housing project in the Municipality of Arecibo, Puerto Rico.

Production

The Company's plants are propagated by using cuttings, plugs, liners, seedlings, air layers, seeds and tissue cultures. Cuttings are obtained from the Company's own stock plants and from other nurseries for grow-out at the Company's facilities. The newly planted cuttings take from two months to five years to mature into finished products, depending on the variety. Bedding plants and annuals take from four to eight weeks to mature.

The Company's products are either field grown or container grown, depending on the variety of plants and where they are grown. Most of these products start out in small pots and are "stepped up" to larger pot sizes over time. The Company produces both field and container grown material, as well as flowering, bedding plants and hanging baskets.

Marketing

The Company's marketing efforts are primarily directed at customers throughout Puerto Rico and the Caribbean.

The principal customers of the Company are wholesalers, mass merchandisers, chain stores, retailers, garden centers, hotels, landscapers, government projects and commercial businesses located in Puerto Rico and the Caribbean. The Company's landscaping division targets construction and government projects which require extensive landscaping. In addition, Landscaping provides landscaping design, installation and maintenance services which complement the sales function. For large retailers in Puerto Rico (such as The Home Depot, Wal*Mart Stores, Sam's Club, Kmart and Costco Wholesale), the Company develops promotional programs which include deliveries to customer outlets and special pricing based on volume.

During 2002, the Company's single largest customer (The Home Depot) accounted for approximately 30% of the Company's net sales. During 2001 and 2000, the Company's two largest customers accounted for approximately 35% and 30% of the Company's net sales, respectively. The Company's largest customer (The Home Depot) accounted for 24% in 2001 and 17% in 2000, and the second largest customer (Wal*Mart Stores) accounted for 11% in 2001 and 13% in 2000 of the Company's net sales.

The Company does not have any significant long-term (over one year) delivery contracts with customers, including landscaping contracts.

Financial Information Relating to Industry Segments

The Company has three reportable segments identified by line of business: the production and marketing of tropical and flowering plants, the sale of related lawn and garden products and the provision of landscaping services. The following table sets forth sales for industry segments for the years ended December 31, 2002, 2001 and 2000. The information is provided after the elimination of intercompany transactions.

	2002	2001 (Amounts in 000's)	2000
Plants	$ 4,325	$ 3,786	$ 3,827
Lawn and garden products	2,884	2,845	2,104
Landscaping	2,542	2,554	2,372
	$ 9,751	$ 9,185	$ 8,303

JOINT VENTURE IN SALINAS HOLDINGS, INC.

On October 14, 2002, the Company, through its wholly-owned subsidiary, Nursery Farms entered into a joint venture to grow sod, palms and trees on a farm of approximately 254 acres located in the Municipality of Salinas, Puerto Rico, operated by Salinas Holdings, Inc. ("Salinas"). Salinas is a newly formed entity in which Nursery Farms owns one-third of the outstanding voting stock. The remaining two-thirds are owned in equal parts by Mr. Mark Greene, a former director of the Company, and by Mr. Alberto Rubi. The Company has committed to make equity cash contributions to the new entity of up to $775,000. As of December 31, 2002, the Company had invested $433,333 .

The farm is leased by Salinas Holdings, Inc. from an entity controlled by Mr. Rubi, for an initial 10-year term with renewal options for an additional 20-year period.

Salinas has entered into a five year management agreement with Nursery Farms (automatically renewable for additional five year terms unless otherwise elected by either party) whereby Nursery Farms will provide certain management services to the new entity and will be responsible for all sales and marketing activities for the new entity. Under the terms of the management agreement, Nursery Farms will receive a basic administrative fee of $2,000 per month, and a commission on gross collected revenue varying from 15% to 17%. During the term of the management agreement, the Company has agreed not to grow sod or to have more than 50 "cuerdas" (a "cuerda" equals approximately 0.97 of an acre) of palms or trees under cultivation on its facilities. The Company is currently not engaged in the business of growing sod.

The investment in and results of operations of Salinas are not consolidated with the financial statements of the Company, but instead are reported under the equity method of accounting for investments. Accordingly, the Company's financial statements reflect the Company's proportionate share (33.33%) of the results of operations of Salinas.

Nursery Farms' investment in Salinas as of December 31, 2002 amounted to $433,333. This amount was reduced by Margo's participation in the proportionate share (33.33%) of Salinas' loss for the period from commencement of operations through December 31, 2002 ($16,037).

Certain financial information concerning industry segments is set forth in Management's Discussion and Analysis of Results of Operations and Financial Condition and in Note 21 to the Company's Consolidated Financial Statements.

MARGO CARIBE, INC. AND SUBSIDIARIES

SELECTED FINANCIAL INFORMATION

The following table sets forth certain selected consolidated financial data for Margo Caribe, Inc. on a historical basis, for each of the five years ended December 31, 2002. This selected data should be read in conjunction with Management'' Discussion and Analysis of Results of Operations and Financial Condition and the Company's Consolidated Financial Statements. Per share information has been retroactively adjusted to reflect a 10% stock dividend effective June 28, 2002.

	Years Ended December 31,				
Earnings Statement Data:	2002	2001	2000	1999	1998
Net sales	$9,751,294	$ 9,184,621	$ 8,302,810	$6,201,233	$ 5,349,244
Gross profit	3,875,882	3,389,274	2,134,463	2,230,111	1,726,173
Selling, general and administrative expenses	3,477,923	3,021,016	2,583,012	2,395,350	2,122,976
Income (loss) from operations	397,959	368,258	(448,549)	(165,239)	(396,803)
Net income (loss)	852,345	338,443	(1,022,733)	(127,867)	(1,112,837)
Basic income (loss) per common share	$0.41	$0.16	($0.49)	($0.06)	($0.54)
Diluted income (loss) per common share	$0.40	$0.16	($0.49)	($0.06)	($0.54)
Weighted average number of common shares outstanding and common share equivalents	2,114,245	2,104,385	2,069,584	2,062,854	2,066,520
Balance Sheet Data:					
Working capital	$3,958,112	$ 3,348,454	$ 2,290,314	$ 4,306,446	$ 3,396,453
Total assets	9,796,206	9,009,021	9,375,396	8,916,981	7,990,208
Long-term debt (excluding current portion)	244,425	307,528	239,482	338,597	85,880
Stockholders' equity	6,446,389	5,579,581	5,238,888	6,241,776	6,369,643

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

CRITICAL ACCOUNTING POLICIES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America .

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements.

Revenue Recognition

The Company recognizes sales of plants and lawn and garden products upon shipment from its facilities to customers. Revenues from sales of landscaping services are recognized as plants are installed at the customers' facilities.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable that are estimated to be uncollectible based on evaluations of collectibility of specific customers and their prior credit experience. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the existing accounts receivable and related allowance may change in the near term.

Capitalization of Inventory Costs

Direct and indirect costs that are capitalized as part of inventory of plant material which management estimates cannot be recovered from future sales of plant inventory are charged to cost of sales. Management's determination of the amount of capitalized costs that should be charged to cost of sales is based on historical sales experience and its judgement with respect to the future marketability of the inventory.

Deferred Income Taxes

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the use of the asset and liability method in accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

The Company records a valuation allowance to reduce its deferred tax asset to the amount that is more likely than not to be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term depending on future levels of taxable income.

OVERVIEW

For the year ended December 31, 2002, the Company had consolidated net income of approximately $852,000, compared to net income of $338,000 in 2001, and a net loss of $1,023,000 in 2000. These amounts represent a consolidated diluted income (loss) per common share of $0.40, $0.16 and ($.49) for 2002, 2001 and 2000, respectively.

The Company's increase in net income for the year ended December 31, 2002 when compared to 2001, was due to a substantial increase in other income of approximately $473,000, principally from a gain upon the collection of a $405,000 note receivable previously written down to $20,000. Income from operations for the year ended December 31, 2002 was comparable to that of 2001.

The Company's increase in net income for the year ended December 31, 2001 when compared to 2000, was due to increases in sales and higher gross profits, which were offset, in part, by an increase in selling, general and administrative expenses.

The Company's net loss for the year ended December 31, 2000 was principally due to the write off of unsalable inventory charged to cost of sales, resulting in a loss from operations. This loss from operations was further increased by non-recurring expenses related to the termination of a proposed merger charged as other expenses.

RESULTS OF OPERATIONS

Sales

Consolidated net sales for the year ended December 31, 2002 were approximately $9,751,000 representing an increase of 6% over sales of $9,185,000 in 2001. This increase in sales is principally due to a 14% increase in sales of plant material ($539,000). Sales of lawn and garden products increased by 1% and sales of landscaping services decreased by 0.5%. Increase in sales of plant material was principally due to increased sales to major chain stores as well as local landscapers. Sales of lawn and garden products as well as landscaping services remained comparable with sales for 2001. During 2002, approximately $525,000 (21%) of landscaping service revenues were provided to an entity controlled by the Company's major shareholder, compared to $279,000 (11%) for 2001.

Consolidated net sales for the year ended December 31, 2001 were approximately $9,185,000, representing an increase of 11% over sales of $8,303,000 in 2000. This increase in sales was principally due to a 35% increase in sales of lawn and garden products ($741,000), and an 8% increase in revenues from landscaping services ($182,000). Sales of plant material decreased by $41,000. Increase in sales of lawn and garden products was spread among retail chain stores. Increase in revenues from landscaping services was due to increased project volume, specifically during the fourth quarter of 2001.

Gross Profits

The following table sets forth certain information regarding the Company's costs and expenses as a percentage of net sales.

	Years ended December 31,		
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	60.3	63.1	74.3
Gross profit	39.7	36.9	25.7
Selling, general and administrative expenses	35.7	32.9	31.1
Income (loss) from operations	4.0	4.0	(5.4)
Interest expense, net	(.4)	(.5)	(.4)
Other income (expenses), net	5.0	.3	(6.5)
Income (loss) before income deferred income tax credit	8.6	3.8	(12.3)
Deferred income tax credit	.1	-	-
Net income (loss)	8.7	3.8	(12.3)

The table above reflects that consolidated gross profits as a percentage of net sales were approximately 40%, 37%, and 26%, for the years ended December 31, 2002, 2001and 2000, respectively.

The Company's consolidated gross profit for the year ended December 31, 2002 was 40%, compared 37% in 2001, representing an overall increase of 3%. This increase in gross profit was principally due to an increase in gross profit from sales of landscaping services of 7% (38% in 2002 and 31% in 2001). This increase was due to increased performance in project management during 2002. Gross profit from sales of lawn and garden products increased by 3% (44% in 2002 and 41% in 2001). This increase was principally due to improved efficiency in the production of the Company's Rain Forest line of soil and aggregates. Gross profit from sales of plant material remained comparable at 38% in 2002 and 2001.

The Company's consolidated gross profit for the year ended December 31, 2001 was 37%, compared to 26% in 2000, representing an overall increase of 11%. The increase in gross profit was spread among all business segments. Gross profit from sales of plant material during 2001 was approximately 38% compared to 25% in 2000. This increase was due to a higher volume of sales (although overall sales of plant material remained comparable) of certain varieties of plants with higher gross profit, and the fact that during 2001, there were significantly less charges to cost of sales from both the maintenance and write-off of unsalable inventory, as experienced in 2000. Gross profit from sales of lawn and garden products during 2001 was approximately 41% compared to 31% in 2000. This increase was also due to a higher volume of sales of products with higher gross profit, and the fact that during 2001 there were no write-offs of unsalable inventory as experienced in 2000. Gross profit on revenues from landscaping services was approximately 31% in 2001 compared to 22% in 2000. This increase was the result of improved performance in project management and execution during 2001.

Selling, General and Administrative Expenses

The Company's selling, general and administrative expenses ("SG&A") for 2002 were approximately $3,478,000 compared to $3,021,000 in 2001, representing an increase of 15% in dollar terms, and an increase of 3% as a percentage of sales. The increase (in dollar terms) was principally due to increases in administrative expenses, mainly due to additional sales and administrative personnel, and increase in executive compensation. Other administrative expenses increases included the provision for uncollectible receivables and repairs and maintenance of machinery and equipment in general. Shipping expenses also increased in dollar terms, but remained comparable as a percentage of sales.

The Company's SG&A for 2001 were approximately $3,021,000 compared to $2,583,000 in 2000, representing an increase of 17% in dollar terms, and an increase of 2% as a percentage of sales. The increase in SG&A (in dollar terms) was the result of increases in shipping and general and administrative expenses and were experienced evenly throughout the year. Increase in shipping expenses resulted from increased volume, specifically in sales of lawn and garden products; however, they remained comparable as a percentage of sales. Increase in general and administrative expenses was principally in compensation, as a result of the hiring of a new chief operating officer for the Company.

Other Income and Expense

Interest income for the year ended December 31, 2002 decreased when compared to that of 2001 due to a reduction of funds invested as well as lower yields obtained during 2002.

Interest expenses for the year ended December 31, 2002 decreased principally from lower interest rates experienced during 2002.

Interest income for the year ended December 31, 2001 decreased when compared to that of 2000 principally from the collection of a note receivable during the latter part of 2000 and the offsetting of short-term investments pledged as collateral on notes payable during 2001, as well as lower yields obtained during 2001 (from decreases in interest rates) on short-term investments and cash equivalents.

Interest expense for the year ended December 31, 2001 decreased when compared to that of 2000 as a result of lower interest rates experienced during 2001, as well as the offsetting of short-term investments to a related note payable. This decrease in interest expense was offset, in part, by an increase in long-term debt.

Other income for the year ended December 31, 2002, includes a gain from the sale of an investment of approximately $71,000. This investment had been previously classified and included as an other asset in the Company's balance sheet at an approximate cost of $41,000.

Also included as other income for the year ended December 31, 2002 is a gain of $405,000 from the collection of a note receivable which had been previously written down to a carrying value of $20,000 (refer to Note 5 in the accompanying Notes to Consolidated Financial Statements for the year ended December 31, 2002).

Other income for the year ended December 31, 2002 also includes a "Participation in loss of unconsolidated subsidiary" of $16,037. This represents the Company's 33.33% share in the loss of Salinas Holdings, Inc. for the period from November 1, 2002 (commencement of operations) through December 31, 2002. As stated under "ITEM I. Joint Venture in Salinas Holdings, Inc.", during 2002, the Company made an investment in Salinas Holdings, Inc. This investment was accounted for under the equity method for investments in common stock. Accordingly, at year end, the Company includes as other income (expense) its proportionate share of the results of operations of Salinas Holdings, Inc..

Other expenses for the year ended December 31, 2001 were approximately $30,000 compared to $574,000 for 2000. The decrease in other expenses for 2001 was principally due to the non-recurring merger related expenses of $553,000 in 2000, in connection with the terminated merger agreement described below.

During April 2000, the Company entered into an agreement to merge with a privately held development stage internet company (iTract, LLC). Because several of the conditions necessary for the merger to proceed did not occur by the agreed upon date of March 1, 2001, the Company's Board of Directors decided that it was not in the best interest of the Company or its shareholders to continue with the transaction and on March 5, 2001, voted to terminate the merger agreement.

FINANCIAL CONDITION

At December 31, 2002, the Company had cash of approximately $1,418,000, compared to cash of $839,000 at December 31, 2001, or an increase of $579,000. The increase in cash at December 31, 2002 was principally due to net cash flows from operating activities of $1,001,000. These net cash flows from operations were offset by net cash outflows used in investing activities and financing activities of $109,000 and $313,000, respectively. Among the net cash outflows from investing activities were additions to property and equipment ($182,000) and the initial investment in the Company's unconsolidated equity subsidiary ($433,000). These were offset by proceeds from sale of investment ($113,000) and from the collection of notes receivable ($451,000). Among the cash outflows from financing activities were the repayment of long term debt ($128,000) and repayment of notes payable ($733,000). These were offset by an increase in notes payable ($533,000).

As a result of the Company's net income for the year ended December 31, 2002, the Company's debt to equity ratio improved to 51%, compared to 61% at December 31, 2001.

Stockholders' equity at December 31, 2002 increased principally due to results of operations for the year. During the year ended December 31, 2002, the Company issued 7,700 shares of common stock in connection with the conversion of stock options. The Company issued 188,367 shares of common stock in connection with a 10% stock dividend on June 28, 2002. There were no cash dividends declared during the year ended December 31, 2002.

CURRENT LIQUIDITY AND CAPITAL RESOURCES

The nursery industry requires producers to maintain large quantities of stock plants and inventory to meet customer demand and to assure a new source of products in the future. As a result, producers need to invest significant amounts of capital in stock plants and inventory. The Company believes it has adequate resources to meet its current and anticipated liquidity and capital requirements. The Company finances its working capital from cash flows from operations as well as borrowings under short-term credit facilities with a local commercial bank. At December 31, 2002, the Company had $2.5 million of credit under these facilities, of which approximately $1,081,000 was available. The credit facility for $2.5 million is secured by the Company's trade accounts receivable and inventory. On February 27, 2003, the credit facility was modified to create a subline of $150,000 to be used exclusively to finance vehicle purchases, reducing the amount available under the credit facility for general working capital to $2.35 million. As of March 15, 2003, the Company had not used the subline for vehicle loans.

INFLATION

The primary inflationary factors which may affect the Company's results of operations and financial condition are the costs of labor and production materials such as soil, pots, chemicals, fertilizer, plant cuttings and shipping costs. During the last three years, the impact of inflation on the results of operations and financial condition of the Company has been minimal due to the stability of wage rates and the availability of production materials from a wide variety of sources.

The Company does not anticipate that inflation will have a significant effect on its future earnings or financial condition because increases caused by inflation are ordinarily recovered through increases in prices.

RISK MANAGEMENT

The Company's operations are vulnerable to severe weather, such as hurricanes, floods, storms and, to a lesser extent, plant disease and pests. The Company believes that it currently maintains adequate insurance coverage for its facilities and equipment. As of December 31, 2002, the Company had been unable to obtain adequate crop and business interruption insurance coverage at a reasonable cost. The Company intends to continue to seek to obtain crop and business interruption insurance coverage at reasonable rates. However, the Company has been unsuccessful in obtaining such insurance coverage during the past five years and no assurance can be given that the Company will be able to obtain such insurance coverages in the foreseeable future.

The Company believes it has taken reasonable precautions to protect its plants and operations from natural hazards. The Company's newer facilities are being constructed with fabricated steel in an attempt to reduce the damage from any future storms. Each of the Company's operations currently has access to a plentiful water supply and facilities for the protection of many of their weather-sensitive plants.

Accounts receivable are principally due from customers resident in Puerto Rico. Concentration of credit risk with respect to accounts receivable is mitigated by monitoring the operations and financial strength of the Company's customers. Certain short-term certificates of deposit are placed with local financial institutions. Such credit risk is mitigated by depositing the funds with high credit quality financial institutions and limiting the amount of credit exposure in any financial institution.

Deloitte & Touche LLP
Westernbank World Plaza
Suite 1200
268 Munoz Rivera Avenue
San Juan, Puerto Rico 00918-2511

Tel: (787) 759-7171
Fax: (787) 756-6340
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Margo Caribe, Inc.
Vega Alta, Puerto Rico

We have audited the accompanying consolidated balance sheets of Margo Caribe, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Margo Caribe, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 14, 2003

Stamp No. 1857275

affixed to original.

Deloitte
Touche
Tohmatsu

MARGO CARIBE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

ASSETS

	2002	2001
Current Assets:		
Cash and equivalents	$1,417,879	$ 838,921
Accounts receivable, net	1,818,076	1,798,251
Inventories	3,378,779	3,510,381
Due from related entity	51,026	-
Current portion of notes receivable	-	26,331
Deferred tax asset	11,400	-
Prepaid expenses and other current assets	312,106	296,482
Total current assets	6,989,266	6,470,366
Property and equipment, net	1,249,889	1,398,689
Land held for future development	1,105,627	1,053,406
Investment in unconsolidated subsidiary	417,296	-
Notes receivable, net of current portion	28,112	42,164
Other assets	6,016	44,396
Total assets	$9,796,206	$9,009,021

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Current liabilities:		
Current portion of long-term debt	$ 138,967	$ 129,047
Notes payable	1,730,500	1,930,500
Accounts payable	829,382	868,071
Accrued expenses	332,305	194,294
Total current liabilities	3,031,154	3,121,912
Deferred revenue	74,238	-
Long-term debt, net of current portion	244,425	307,528
Total liabilities	3,349,817	3,429,440
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.01 par value; 250,000 shares authorized, no shares issued	-	-
Common stock, $.001 par value; 10,000,000 shares authorized, 2,119,609 and 2,115,984 shares issued, 2,079,889 and 2,072,204 shares outstanding in 2002 and 2001, respec-Tively	2,120	1,924
Additional paid-in capital	5,241,136	4,659,792
Retained earnings	1,299,421	1,014,153
Treasury stock, 39,800 common shares, at cost	(96,288)	(96,288)
Total shareholders' equity	6,446,389	5,579,581
Total liabilities and shareholders' equity	$9,796,206	$9,009,021

See accompanying notes to consolidated financial statements.

MARGO CARIBE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2002, 2001, 2000

	2002	2001	2000
Net sales	$ 9,751,294	$ 9,184,621	$ 8,302,810
Cost of sales	5,875,412	5,795,347	6,168,347
Gross profit	3,875,882	3,389,274	2,134,463
Selling, general and administrative expenses	3,477,923	3,021,016	2,583,012
Income (loss) from operations	397,959	368,258	(448,549)
Other income (expense):			
Interest income	15,695	69,327	104,214
Interest expense	(58,194)	(122,984)	(140,431)
Gain on collection of note receivable previously written down	405,000	-	-
Gain on sale of investment	71,462	-	-
Participation in loss of unconsolidated subsidiary	(16,037)	-	-
Commissions and fees	6,481	-	-
Terminated merger expenses	-	-	(553,101)
Other income	18,579	23,842	15,134
Total other income (expense)	442,986	(29,815)	(574,184)
Income (loss) before deferred income tax Benefit	840,945	338,443	(1,022,733)
Deferred income tax benefit	11,400	-	-
Net income (loss)	$ 852,345	$ 338,443	$(1,022,733)
Basic income (loss) per common share	.41	.16	(.49)
Diluted income (loss) per common share	$ .40	$ .16	$ (.49)

See accompanying notes to consolidated financial statements.

MARGO CARIBE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2002, 2001 and 2000

	Outstanding Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance at December 31, 1999	1,875,322	$1,915	$4,637,706	$1,698,443	$(96,288)	$6,241,776
Issuance of common stock from conversion of stock options	7,000	7	19,838	-	-	19,845
Net loss	-	-	-	(1,022,733)	-	(1,022,733)
Balance at December 31, 2000	1,882,322	1,922	4,657,544	675,710	(96,288)	5,238,888
Issuance of common stock from conversion of stock options	1,500	2	2,248	-	-	2,250
Net income	-	-	-	338,443	-	338,443
Balance at December 31, 2001	1,883,822	1,924	4,659,792	1,014,153	(96,288)	5,579,581
Issuance of common stock from 10% stock dividend	188,367	188	566,843	(567,077)	-	(46)
Issuance of common stock from conversion of stock options	7,700	8	14,501	-	-	14,509
Net income	-	-	-	852,345	-	852,345
Balance at December 31, 2002	2,079,889	$2,120	$5,241,136	$1,299,421	$(96,288)	$6,446,389

See accompanying notes to consolidated financial statements.

MARGO CARIBE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ 852,345	$ 338,443	$(1,022,733)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	411,600	497,051	434,176
Write off of unsalable inventory	-	-	439,000
Provision for bad debts	120,929	71,000	41,289
Gain from collection of note receivable	(405,000)	-	-
Deferred revenue	74,238	-	-
Deferred tax benefit	(11,400)	-	-
Participation in loss-unconsolidated subsidiary	16,037	-	-
Gain on sale of investment	(71,462)	-	-
Loss (gain) on disposition of equipment	(6,287)	4,367	-
Changes in assets and liabilities affecting cash flows from operating activities:			
Accounts receivable	(140,754)	(618,545)	(175,273)
Inventories	131,602	(340,307)	(500,666)
Due from related entity	(51,026)	-	-
Prepaid expenses and other current assets	(15,624)	12,017	(45,052)
Other assets	(3,082)	23,994	56,418
Accounts payable	(38,689)	(226,119)	214,422
Accrued expenses	138,011	(4,850)	16,749
Net cash provided by (used in) operating activities	1,001,438	(242,949)	(541,670)
Cash flows from investing activities:			
Purchases of property and equipment	(181,688)	(238,949)	(306,977)
Proceeds from sale of investment	112,924	-	-
Investment in land held for future development	(52,221)	(64,921)	(934,363)
Increase in notes receivable	(5,948)	(18,193)	-
Investment in unconsolidated subsidiary	(433,333)	-	-
Collection from (advances to)shareholder	-	349,480	(58,659)
Proceeds from collection of notes receivable	451,331	10,452	482,161
Net cash provided by (used in) investing activities	(108,935)	37,869	(817,838)
Cash flows from financing activities:			
Increase in notes payable	533,333	200,000	1,355,500
Repayment of notes payable	(733,333)	(225,000)	-
Cash payment in lieu of issuing fractional shares in stock dividend	(46)	-	-
Issuance of common stock from conversion of stock options	14,509	2,250	19,845
Proceeds from long-term debt	-	222,051	-
Repayments of long-term debt	(128,008)	(128,361)	(125,368)
Net cash provided by (used in) financing activities	(313,545)	70,940	1,249,977
Net increase (decrease) in cash and equivalents	578,958	(134,140)	(109,531)
Cash and equivalents at beginning of year	838,921	973,061	1,082,592
Cash and equivalents at end of year	$ 1,417,879	$ 838,921	$ 973,061

See accompanying notes to consolidated financial statements.

Note 1 - Business and Summary of Significant Accounting Policies

Margo Caribe, Inc. and subsidiaries (all Commonwealth of Puerto Rico corporations and collectively, the "Company") are primarily engaged in the production and distribution of a wide range of tropical plants for sale to interior and exterior landscapers, wholesalers and retailers. The Company is also engaged in the manufacturing and distribution of its own line ("Rain Forest") of planting media, sales and distribution of lawn and garden products, and provides landscaping design installation and maintenance services. The Company is also engaged in seeking real estate sites for the development of residential housing projects.

The Company's primary facility is located in Vega Alta, Puerto Rico. From this facility, the Company sells principally to customers in Puerto Rico and the Caribbean.

(a) Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of Margo Caribe, Inc. (the holding company) and its wholly-owned subsidiaries, Margo Nursery Farms, Inc., Margo Flora, Inc., Margo Landscaping and Design, Inc., Margo Garden Products, Inc., Rain Forest Products Group, Inc., Garrochales Construction and Development Corporation and Margo Development Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months of less to be cash equivalents. At December 31, 2002 and 2001, cash and equivalents include $500,000 invested in a certificate of deposit bearing interest at 1.7% and 1.5%, respectively, which has been pledged as collateral for notes payable (refer to Note 9).

(c) Inventories

Inventories of plant material include the cost of seeds, cuttings, pots, soil, and an allocation of chemicals, fertilizers, direct labor and overhead costs such as depreciation and rent, among others. Inventories of plant material are stated at the lower of cost (first-in, first-out) or market. Inventories of lawn and garden products are stated at the lower of average cost or market.

(d) Property and Equipment and Land Held for Future Development

Property and equipment are carried at acquisition cost. Depreciation and amortization are provided over the estimated useful lives of the respective assets on a straight-line basis. Such useful lives range from four to twenty years.

The Company considers depreciation of certain facilities and equipment as a direct cost of production of inventory. As inventory is sold, such cost is charged to cost of sales.

Land held for future development is stated at cost. Interest is capitalized at the effective interest rate paid on borrowings for interest costs incurred on real estate investment components during the pre-construction and planning stage, and the periods that the project is under development. Capitalization of interest is discontinued if development ceases at a project.

(e) Revenue Recognition

The Company recognizes sales of foliage and lawn and garden products upon shipment from its facilities to customers. Revenues from landscaping services are recognized as plants are installed at the customers' facilities.

(f) New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the

retirement of tangible, long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The adoption of this statement is not expected to have a material effect on the Company's financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", which addresses the financial accounting and reporting for the impairment or disposal of long lived assets. The Statement superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. This statement did not have a significant effect on the Company's results of operations or financial condition.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt - an amendment of APB Opinion No. 30", which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion No. 30 will now be used to classify those gains and losses. This amendment is effective for fiscal years beginning after May 15, 2002.

SFAS No. 145 also amends SFAS No. 13 "Accounting for Leases", which requires that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment became effective for transactions occurring after May 15, 2002. SFAS No. 145 is not expected to have a significant effect on the Company's financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 applies to costs associated with an exit activity,

but does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 146 does not apply to costs associated with a retirement of long-lived assets covered by SFAS No. 143. The Company is required to implement SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of this statement to have a significant effect on its financial position or results of operations.

(g) Income Tax

The Company follows the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the use of the asset and liability method in accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

The Agricultural Tax Incentives Act of the Commonwealth of Puerto Rico ("Act No. 225" of December 1, 1995, as amended) provides the Company with a 90% tax exemption for income derived from "bonafide" agricultural business, including sales of nursery plants within Puerto Rico and outside Puerto Rico, as well as a 100% exemption from property, municipal and excise taxes.

Rain Forest Products Group, Inc.'s operations are covered under the Puerto Rico Industrial Tax Incentives Act of 1987 ("the Act"). Under the Act, the Company has a 90% tax exemption on income and property taxes and a 60% exemption on municipal taxes for a period of fifteen years, commencing January 1, 1997.

(h) Income (loss) per Common Share

The Company reports its earnings per share ("EPS") using SFAS No. 128, "Earnings Per Share". SFAS No. 128 requires dual presentation of basic and diluted EPS. Basic EPS is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or

other contracts to issue common stock were exercised or converted into common stock.

On May 14, 2002, the Company's Board of Directors declared a 10% stock dividend on the Company's common stock. The stock dividend was issued on June 28, 2002, to shareholders of record on June 14, 2002. The stock dividend resulted in the issuance of 188,367 additional shares of common stock. Accordingly, the weighted average number of common shares outstanding (and stock options) for the periods prior to December 31, 2002 have been adjusted to reflect the effect of the stock dividend as of the beginning of the earliest period pressented.

(i) Fair Value of Financial Instruments

The amounts included in the consolidated financial statements for cash and equivalents, short term investments, accounts receivable, notes payable, accounts payable and accrued expenses reflect their fair value due to the short-term maturity of these instruments. The fair values of the Company's other financial instruments are discussed in Notes 5 and 10.

(j) Accounting for Stock-Based Compensation Plans

The Company accounts for its stock-based compensation plans pursuant to the provisions of Accounting Principles Board Opinion 25 and related interpretations, which generally require that compensation cost be recognized to the extent the market price of the related stock exceeds the exercise price at the measurement date. However, SFAS No. 123, "Accounting for Stock-Based Compensation", provides an alternative method for measuring compensation cost by measuring the fair value of the option at the award date. Although the compensation cost measurement criteria is not required to be adopted, SFAS No. 123, as amended by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123" requires disclosure of pro forma information regarding the effects of the application of its compensation cost measurement criteria and of other information.

(k) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The allowance for doubtful accounts is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable that are deemed to be uncollectible based on evaluations of collectibility of specific customers and their prior credit experience. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the existing accounts receivable and the related allowance may change in the near term.

Direct and indirect costs that are capitalized as part of inventory of plant material which management estimates cannot be recovered from future sales of plant inventory are charged to cost of sales. Management's determination of the amount of capitalized costs that should be charged to cost of sales is based on historical sales experience and its judgement with respect to the future marketability of the inventory.

The Company has a deferred tax asset (refer to Note 12) of $673,612, which is partially offset by a valuation allowance of $662,212. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term depending on future levels of taxable income.

(l) Investment in Unconsolidated Subsidiary

Investment in unconsolidated subsidiary is accounted for by using the equity method of accounting for investments, under which the Company's share of earnings of the subsidiary is reflected in income as earned, and dividends are credited against the investment in subsidiary when received.

(m) Impairment of Long-Lived Assets

The Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No indications of impairment are evident as a result of such review.

Note 2 - Inventories

At December 31, 2002 and 2001, inventories comprised the following:

Description	2002	2001
Plant material	$2,799,960	$2,813,920
Lawn and garden products	251,438	362,273
Raw material and supplies	327,381	334,188
	$3,378,779	$3,510,381

Note 3 - Accounts Receivable

At December 31, 2002 and 2001, accounts receivable comprised the following:

Description	2002	2001
Trade receivables	$1,863,522	$1,822,315
Government reimbursement	75,000	64,277
Accrued interest	188	390
Employee advances	9,929	8,367
Other accounts receivable	65,137	37,902
	2,013,776	1,933,251
Less allowance for doubtful accounts	(195,700)	(135,000)
	$1,818,076	$1,798,251

Included within trade receivables as of December 31, 2002 are approximately $104,000 ($59,000 in 2001) due from Estancias de Cerro Mar, Inc. ("Estancias"), an entity controlled by the Company's principal shareholder. During the years ended December 31, 2002 and 2001, the Company billed approximately $525,000 and $279,000, respectively, to Estancias for landscaping and landscape maintenance services.

Note 4 - Due from Related Entity

At December 31, 2002, the Company had advanced approximately $51,000 to its unconsolidated subsidiary, Salinas Holdings, Inc. for working capital purposes. This balance was collected during February 2003.

Note 5 - Notes Receivable

At December 31, 2002 and 2001, notes receivable comprised the following:

Description	2002	2001
Note receivable from the sale of a former Dominican Republic subsidiary	$ -	$ 20,000
10% note, collateralized by real property	-	26,331
Non-interest bearing notes, due on demand, personally guaranteed by present company personnel	28,112	22,164
	28,112	68,495
Less current portion	-	(26,331)
	$ 28,112	$ 42,164

The Company owned a note receivable with an outstanding principal balance of approximately $997,000, from the sale of Cariplant S.A. ("Cariplant") a former Dominican Republic subsidiary, to Altec International C. por A. ("Altec"), another unrelated Dominican Republic company. The note was collateralized by the common stock and personal guarantee of the major shareholder of Altec, as well as by a junior lien on Cariplant's property and equipment.

Due to the unfavorable collection experience, the note was written down on several occasions and reduced to a carrying value of $20,000 at December 31, 1999.

During December 2002, Altec agreed to settle the note for $450,000, in order to obtain the collateral pledged and remove the Company's junior lien from Cariplant's property. For the year ended December 31, 2002, the Company received $425,000, recognizing $405,000 as a gain in the accompanying statement of operations. The remaining $25,000 will be received during 2003 and recognized as income upon collection.

Amounts reflected in the balance sheet for notes receivable approximate their current fair values based on market interest rates for comparable risks, maturities and collateral.

Note 6 - Property and Equipment

At December 31, 2002 and 2001, property and equipment comprised the following:

	2002	2001
Leasehold improvements	$1,456,960	$1,364,949
Equipment and fixtures	1,599,948	1,585,675
Transportation equipment	600,344	460,232
Real estate property	224,327	224,327
	3,881,579	3,635,183
Less accumulated depreciation and amortization	(2,631,690)	(2,236,494)
	$1,249,889	$1,398,689

During the years ended December 31, 2002, 2001 and 2000, depreciation expense charged to production was approximately $234,000, $315,000, and $261,000, respectively.

Note 7 - Land Held for Future Development

In December 2000, the Company purchased approximately 109 acres of land in Arecibo, Puerto Rico at a total cost of approximately $988,000. The Company intends to develop this land into lots for residential homes.

Note 8 - Investment in Unconsolidated Equity Subsidiary

On October 14, 2002, the Company entered into an agreement with two other unrelated parties and organized Salinas Holdings, Inc.("Salinas"), a Puerto Rico corporation engaged in the production and distribution of sod (turf) and palms and trees grown in the ground. The Company has a 33.33% interest in Salinas. The Company further entered into a management agreement with Salinas to provide certain management services to the entity and to market its products. The Company earns $2,000 per month for such services and between 15% and 17% commission on the sales of its products. Salinas commenced operations on November 1, 2002.

The Company has accounted for its investment in Salinas using the equity method of accounting. At December 31, 2002, and for the period then ended, Salinas' unaudited condensed financial position and results of operations information was as follows:

Assets	Amount
Current assets	$ 839,162
Property and equipment	396,033
	$1,235,195

Liabilities and Shareholders' Equity	
Current liabilities	$ 83,306
Shareholders' equity	1,151,889
	$1,235,195

Results of Operations	Amount
Sales	$10,144
Cost of sales	4,346
General and administrative expenses	53,909
Net loss	$48,111

At December 31, 2002, the Company's investment in Salinas Holdings, Inc., was as follows:

Description	Amount
Original investment	$433,333
Participation in loss of unconsolidated equity subsidiary	(16,037)
Balance at December 31, 2002	$417,296

Note 9 - Notes Payable

At December 31, 2002 and 2001, the Company had short-term borrowings with various commercial banks in Puerto Rico, comprised of the following:

Description	2002	2001
Unsecured commercial line of credit of $1 million, bearing interest at 2% over Libor rate (4.6% at December 31,2001), expired in June 2002	$ -	$ 800,000
Commercial line of credit of $2.5 million, bearing interest at 1.8% over Libor rate (3.13% at December 31, 2002)due on June 30, 2003, collateralized by land held for future development and the Company's accounts receivable and inventories	1,230,500	630,500
Notes payable, collateralized by cash equivalent invested in a certificate of deposit, bearing interest at 2.2% and 2.3% at December 31 2002 and 2001, respectively	500,000	500,000
	$1,730,500	$1,930,500

Note 10 - Long-Term Debt

At December 31, 2002 and 2001, long-term debt comprised the following:

Description	2002	2001
Five-year term loans, bearing interest at 2% over Libor rate (3.8% at December 31, 2002), payable in monthly installments of $11,581, through December 2007	$383,392	$436,575
Less current portion	(138,967)	(129,047)
Long-term debt	$244,425	$307,528

Based on borrowing rates currently available to the Company for loans with similar terms and maturities, the fair value of long-term debt approximates the recorded amounts.

The annual aggregate maturities of long-term debt are as follows:

Year Ending December 31,	Amount
2003	$138,967
2004	138,967
2005	71,730
2006	26,153
2007	7,575
	$383,392

The Company's debt agreements contain various covenants, which among other things, require the Company to meet certain debt to asset ratios and a minimum working capital. At December 31, 2002 and 2001, the Company was in compliance with such covenants.

Note 11 - Deferred Revenue

As a result of damages caused by Hurricane Georges in September 1998, the Puerto Rico Department of Agriculture (the "Department of Agriculture") committed to providing assistance to bona-fide agricultural enterprises affected by the hurricane. During 2002, the Company received $74,238, representing the assistance approved by the Department of Agriculture to the Company, and signed an agreement with the Department of Agriculture, which among other things, requires the Company's Barranquitas facility to be operated as an agricultural enterprise for a minimum period of ten years from the date of the agreement. Accordingly, the Company recorded the amount received as deferred revenue, which will be credited to income prorata over the ten-year period of the commitment (refer to Note 16 (b)).

Note 12 - Income Taxes

The Company provides for income taxes using the applicable statutory tax rates in the Commonwealth of Puerto Rico.

Set forth below are explanations for the differences between the income tax provision (benefit) and the amount computed by applying the Puerto Rico statutory income tax rate of 39% to income (loss) before income tax provision:

	2002	2001	2000
Income tax provision (benefit) computed by applying tax rate	$ 327,969	$131,992	$(398,865)
(Increase) decrease in income tax benefit resulting from Puerto Rico tax exemption	(251,542)	(80,452)	248,909
Tax loss carryover benefit (utilization) and other	(76,427)	(51,540)	149,956
	$ -	$ -	$ -

Deferred income taxes, prior to the valuation allowance, were recognized in the consolidated balance sheet at December 31, 2002 and 2001 due to the tax effect of temporary differences and loss carryforwards as follows:

Deferred tax assets:	2002	2001
Net operating loss carryforwards	$628,496	$734,345
Valuation allowance for accounts receivable	45,116	18,838
	673,612	753,183
Less valuation allowance	(662,212)	(753,183)
Net deferred tax asset	$ 11,400	$ -

Note 13 - Income (loss) Per Common Share

Basic and diluted income (loss) per common share for the years ended December 31, 2002, 2001 and 2000 were determined as follows:

Basic income (loss) per common share:

	2002	2001	2000
Net income (loss) attributable to common shareholders	$ 852,345	$ 338,443	$(1,022,733)
Weighted average number of common shares outstanding	2,073,997	2,071,174	2,069,584
Basic income (loss) per common share	$ .41	$ .16	$ (.49)

Diluted income (loss) per common share:

	2002	2001	2000
Net income (loss) attributable to common shareholders	$ 852,345	$ 338,443	$(1,022,733)
Weighted average number of common shares outstanding	2,073,997	2,071,174	2,069,584
Plus incremental shares from assumed exercise of stock options	40,248	33,211	-
Adjusted weighted average shares	2,114,245	2,104,385	2,069,584
Diluted income (loss) per common share	$ .40	$ .16	$ (.49)

For the year ended December 31, 2000, the effect of the assumed exercise of stock options determined by using the

treasury stock method was antidilutive; thus no incremental shares were added to the weighted average number of common shares outstanding.

Note 14 - Commitments and Contingencies

The Company is a party to various legal actions arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

Note 15 - Preferred Stock

The certificate of incorporation of the Company authorizes the issuance of 250,000 shares of one cent ($0.01) par value serial preferred stock, and the Board of Directors is authorized from time to time to divide the preferred stock into series and to determine the number of shares of each series and the relative rights, preferences and limitations of each such series. As of December 31, 2002, there were no outstanding shares of preferred stock.

Note 16 - Lease and Option Agreements

(a) Property in Vega Alta, Puerto Rico

The primary Puerto Rico facility is leased from Michael J. Spector and Margaret D. Spector (the "Spectors"), who are officers, directors and major shareholders of the Company.

Effective January 1, 1993, the Company entered into a lease agreement with the Spectors for an initial five year period at a monthly rental of $19,000. In addition, the Spectors have released the Company from responsibility from any claims arising from the Company's use of a defective fungicide in its operations at the nursery facility. Under the lease, the Company is required to make monthly lease payments of $24,000, pay all taxes on property, maintain certain insurance coverages and otherwise maintain and care for the property. The lease agreement terminated on December 31, 2002. The Spectors have committed to grant the Company an option to extend the lease for an additional period of five years ending December 31, 2007. As of December 31, 2002, the Company was in the process of negotiating a new lease agreement with the Spectors.

Under the expired lease agreement, the Company had the option to purchase the nursery facility at any time during the term of the lease, based on the property's appraised value. The Company paid $1,000 per month for this purchase option, which amount was expensed when paid.

Effective January 1, 1994, the Company amended the lease agreement with the Spectors to include an additional 27 acres of land adjacent to the nursery facility at a monthly rental of $1,750. This amendment did not provide for renewal nor purchase options towards the additional 27 acres of land. Effective January 1, 1998, the Company and the Spectors entered into an amendment to the lease agreement which grants the Company the right to continue to lease the 27 acre parcel on a month to month basis. Either party could terminate this portion of the lease upon 30 days prior written notice. In connection with this lease amendment, the Spectors also agreed to reimburse the Company by no later than March 1, 2001 for the unamortized value of the leasehold improvements applicable to said parcel as of the date of termination. Effective February 1, 2000, the lease agreement with respect to the 27 acre parcel was terminated. In March 2001, the Spectors paid the unamortized value of said improvements ($45,384) to the Company.

Total rental payments amounted to approximately $288,000 in 2002 and 2001 and $290,000 in 2000.

(b) Property in Barranquitas, Puerto Rico

Effective January 1, 1997, the Company entered into a lease agreement with Cali Orchids, Inc. to lease a 13 acre nursery facility located in the town of Barranquitas, Puerto Rico. The lease has an initial term of five years and may be renewed for two additional five-year terms at the Company's option. During the first year of the initial five-year term of the lease, monthly payments amounted to $4,500. During the remaining four years of the initial term of the lease, monthly payments amounted to $5,000. During the first and second renewal terms, monthly payments increased to $6,000 and $7,000, respectively. Effective December 23, 2002, both the lessor and the Company executed a "Release and Settlement Agreement" in order to terminate the lease agreement. Under the terms of the agreement, the Company must vacate the facilities on or before June 30, 2003.

In connection with a certain requirement arising from an agreement for assistance proceeds received from the Puerto Rico Department of Agriculture, the lessor has represented to the Company within the Release and Settlement Agreement that he will comply with the ten-year requirement for this facility to be operated as an agricultural enterprise.

Total rental payments amounted to $72,000 in 2002 and $60,000 in 2001 and 2000.

(c) Other Properties in Vega Alta, Puerto Rico

On March 24, 1999, the Company leased two additional parcels of land from the Puerto Rico Land Authority (an instrumentality of the Commonwealth of Puerto Rico). The two parcels are adjacent to each other, have a total area of 321 acres, and are located approximately one mile from the Company's main nursery facility in Vega Alta. Among other things, the lease agreement provides for an initial lease term of five years subject to three additional renewal terms of five years, at the option of the Company. During the initial term, total lease payments amount to $33,625 per year. Lease payments amounted to $33,600 in 2001 and 2000. The agreement provides for termination upon 30 days written notice by either party. During December 2001, the Company terminated this lease agreement with the Puerto Rico Land Authority as a result of intense flooding experienced in these parcels of land.

(d) Aggregate Lease Obligations and Expenses

The Company's obligations under the above and other non-cancelable operating lease agreements in force at December 31, 2002, assuming the Company continues its lease payments at the Vega Alta facility at $24,000 per month, and vacates the Barranquitas facility by June 30, 2003, are as follows:

Year ending December 31,	Minimum Lease Payments
2003	$324,000
2004	288,000
2005	288,000
2006	288,000
2007	288,000
	$1,476,000

Total rental expense under all operating lease agreements amounted to approximately $360,000, $382,000 and $403,000, for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 17 - Stock Option and Salary Deferral Plans

Effective April 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan") to replace the Company's 1988 Stock Benefits Plan (the "1988 Plan"). Outstanding options granted under the previous plan, including all related obligations and commitments, will continue to be honored by the Company.

Under the 1998 Plan, the Company's Board of Directors, through a committee, can award options to purchase up to 200,000 shares of common stock (exclusive of outstanding options under the previous plan) to eligible employees at 100% of the fair market value at the time of the grant, except that options granted to persons owning 10% or more of the outstanding common stock carry an exercise price equal to 110% of the fair market value at the date of grant. The 1998 Plan also provides for the automatic grant of options to purchase 2,500 shares of common stock to each non-employee director on the first business day following every annual meeting of shareholders.

Options vest ratably over a period of five years, become exercisable one year from the date of grant and expire ten years after the date of grant. The status of the stock options granted under the 1998 Plan and the prior 1988 Plan as of December 31, 2000, 2001 and 2002, and changes during the years ended on those dates, are as follows:

Description	Shares	Price per Share Range	Weighted Average Price
Outstanding, December 31, 1999	147,950	$1.36 to $3.13	$2.47
Granted	11,000	1.59 to 1.75	1.63
Exercised	(7,700)	1.36 to 2.85	2.57
Forfeited	(2,200)	1.76 to 2.85	2.31
Outstanding, December 31, 2000	149,050	1.36 to 3.13	2.41
Granted	44,000	1.88 to 3.75	2.48
Exercised	(1,650)	1.36	1.36
Forfeited	(4,400)	1.76 to 2.85	2.08
Outstanding, December 31, 2001	187,000	1.36 to 3.75	2.44
Granted	71,500	2.89 to 3.50	2.97
Exercised	(7,700)	1.76 to 2.05	1.88
Forfeited	(1,100)	1.76	1.76
Outstanding, December 31, 2002	249,700	$1.36 to $3.75	$2.61
Exercisable, December 31, 2002	125,180	$1.36 to $3.75	$2.45

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$2.61 - $2.87	42,350	0.5	$ 2.75	42,350	$ 2.75
2.85 - 3.13	41,250	3.6	2.98	41,250	2.98
1.36 - 1.76	23,650	5.4	1.63	18,480	1.61
2.05 - 2.50	15,950	6.4	2.24	8,250	2.27
1.59 - 1.75	11,000	8.0	1.63	6,050	1.62
1.88 - 3.75	44,000	9.0	2.48	8,800	1.07
2.89 - 3.50	71,500	10.0	2.97	-	-
$1.36 - $3.75	249,700	6.4	$ 2.61	125,180	$2.45

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in measuring stock based compensation, including options. Accordingly, no compensation expense has been recognized for options granted under both plans. Had compensation expense been determined based upon the fair value at the grant date for awards under any plan consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's

net income (loss) and net income (loss) per share, on a pro forma basis, would have been as follows:

	Year ended December 31,		
	2002	2001	2000
Net income as reported	$852,345	$338,443	$(1,022,733)
Total stock based compensation expense determined under fair value based method for all awards	(36,463)	(34,527)	(42,670)
Pro forma net income (loss)	$815,882	$303,916	$(1,065,403)
Earnings per share:			
Basic - as reported	$0.41	$0.16	$(0.49)
Basic - pro forma	$0.39	$0.15	$(0.51)
Diluted - as reported	$0.40	$0.16	$(0.49)
Diluted - pro forma	$0.39	$0.14	$(0.51)

The weighted average fair value of an option granted in 2002, 2001 and 2000, was $1.35, $1.90 and $2.26, respectively. For purposes of fair market value disclosures, the fair market value of an option grant was estimated using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000
Risk-free interest rate	5.36%	6.4%	7.0%
Average life of options	10 yrs.	10 yrs.	10 yrs.
Volatility	34%	72%	211%
Dividend yield	0%	0%	0%

During 1998, the Company established a Salary Deferral Retirement Plan (the "Retirement Plan") under the provisions of Article 1165(a)(4) of the regulations under the Puerto Rico Internal Revenue Code of 1994. The retirement plan covers all employees who are at least 21

years old and is effective from the date of employment. For the years ended December 31, 2002, 2001 and 2000, the Company paid approximately $58,000 $53,000 and $50,000 respectively, representing the matching contributions under the retirement plan for all participants.

Note 18 - Supplemental Disclosures for the Statements of Cash Flows

(a) Non-Cash Investing Activities

During the year ended December 31, 2002, the Company applied a certificate of deposit amounting to $500,000 to pay off a related note payable. Subsequently, on two separate occasions, the Company opened a certificate of deposit amounting to $500,000 with the proceeds from a related note payable. The Company also traded-in a vehicle with a cost of $31,500, receiving $7,000 as a trade-in value for the old vehicle, and assuming a related debt of $24,500. The Company also purchased various vehicles for $50,325 by assuming the related debt.

During the year ended December 31, 2001, fully depreciated equipment with a cost of $26,568 was written off. The Company exchanged equipment with a book value of $19,367 recording a $15,000 account receivable, after recognizing a loss of $4,367 on the transaction. The Company also applied $44,789 from lease payments due to the Company's major shareholder against amounts due from the major shareholder to the Company. In another non-cash transaction, the Company applied a certificate of deposit amounting to $500,000 to pay off a related note payable.

During the year ended December 31, 2000, fully depreciated equipment amounting to $166,820 was written off. The Company also transferred unamortized leasehold improvements with a cost of $331,456 and a book value of $45,384 as an amount due from shareholder, regarding the termination of a lease agreement of a 27 acre parcel of land previously leased to the Company.

(b) Non-Cash Financing Activities

The Company issued a 10% stock dividend, resulting in the capitalization of 188,367 common shares at a market price of $3.01 as of June 28, 2002.

(c) Other Cash Flow Transactions

During the years ended December 31, 2002, 2001, and 2000, the Company made interest payments of approximately $64,000, $125,000, and $134,000, respectively. During the years ended December 31, 2002, 2001 and 2000, the Company did not make any income tax payments.

Note 19 - Major Customers

During 2002, the Company's single largest customer accounted for approximately 30% ($2,961,000) of the Company's net sales.

During 2001, the Company's two largest customers accounted for approximately 35% ($3,275,000) of the Company's net sales. The first customer accounted for 24% ($2,220,000) and the second customer accounted for 11% ($1,055,000) of the Company's net sales.

During 2000, the Company's two largest customers accounted for approximately 30% ($2,429,000) of the Company's net sales. The first customer accounted for 17% ($1,379,000) and the second customer accounted for 13% ($1,050,000) of the Company's net sales.

Note 20 - Significant Concentration of Risk

As discussed in Note 1, the Company's operations are principally concentrated in Puerto Rico. The Company's operations are vulnerable to severe weather, such as hurricanes, floods, storms and, to a lesser extent, plant disease and pests. The Company believes that it currently maintains adequate insurance coverage for its facilities and equipment. As of December 31, 2002, the Company has been unable to obtain adequate crop and business interruption insurance coverage at a reasonable cost. The Company intends to continue to seek to obtain crop and business interruption insurance coverage at reasonable

rates. However, no assurance can be given that the Company will be able to obtain such insurance coverages.

The Company believes it has taken reasonable precautions to protect its plants and operations from natural hazards. The Company's newer facilities are being constructed with fabricated steel in an attempt to reduce the damage from any future storms. Each of the Company's operations currently has access to a plentiful water supply and facilities for the protection of many of their weather-sensitive plants.

Accounts receivable are due from customers resident in Puerto Rico. Concentration of credit risk with respect to accounts receivable is mitigated by monitoring the operations and financial strength of the Company's customers. Certain short-term certificates of deposit are placed with local financial institutions. Such credit risk is mitigated by depositing the funds with high credit quality financial institutions and limiting the amount of credit exposure in any financial institution.

Note 21 - Segment Information

In June 1997, the FASB issued Statement No. 131, Disclosure about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way an enterprise reports information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 requires a reconciliation of total segment revenue and expense items and segment assets to the amount in the enterprise's financial statements. SFAS No. 131 also requires a descriptive report on how the operating segments were determined, the products and services provided by the operating segments, and any measurement differences used for segment reporting and financial statement reporting.

The Company's management monitors and manages the financial performance of three primary business segments: the production and distribution of plants, sales of lawn and

garden products and landscaping services. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on net income or loss.

The financial information presented below was derived from the internal management accounting system and is based on internal management accounting policies. The information presented does not necessarily represent each segment's financial condition and results of operations as if they were independent entities. At December 31, 2002 and 2001, the Company had $1,105,627 and $1,053,406, respectively, in assets pertaining to a new real estate development segment (which had not generated any revenues or expenses), of which $52,221 and $64,921 were acquired during 2002 and 2001, respectively. These assets have been included as part of the segment assets under the plants segment presented below.

	2002			
	Plants	Lawn & Garden Products	Landscaping	Totals
Revenue from external customers	$4,325,204	$2,883,685	$2,542,405	$9,751,294
Intersegment revenues	378,855	48,356	-	427,211
Interest income	15,695	-	-	15,695
Interest expense	58,194	-	-	58,194
Depreciation and amortization	306,039	61,279	44,282	411,600
Segment income	686,450	6,197	159,698	852,345
Segment assets	7,937,541	904,725	953,940	9,796,206
Expenditures for segment assets	181,688	-	-	181,688

	2001			
	Plants	Lawn & Garden Products	Landscaping	Totals
Revenue from external customers	$3,785,948	$2,844,395	$2,554,278	$9,184,621
Intersegment revenues	308,299	81,894	-	390,193
Interest income	69,327	-	-	69,327
Interest expense	122,984	-	-	122,984
Depreciation and amortization	431,102	44,023	21,926	497,051
Segment income	207,861	54,227	76,355	338,443
Segment assets	7,016,957	1,015,901	976,163	9,009,021
Expenditures for segment assets	238,949	-	-	238,949

	2000			
	Plants	Lawn & Garden Products	Landscaping	Totals
Revenue from external customers	$3,826,927	$2,104,065	$2,371,818	$8,302,810
Intersegment revenues	332,364	34,819	-	367,183
Interest income	104,214	-	-	104,214
Interest expense	140,431	-	-	140,431
Depreciation and amortization	363,032	33,561	37,583	434,176
Segment loss	(796,800)	(124,407)	(101,526)	(1,022,733)
Segment assets	7,881,009	851,355	643,032	9,375,396
Expenditures for segment assets	306,977	-	-	306,977

Note 22 - Terminated Merger Agreement

During April 2000, the Company entered into an agreement to merge with a privately held development stage internet company (iTract, LLC). Certain conditions for the Company's obligation to proceed with the merger were not met as of March 1, 2001, and the Company's Board of Directors decided that it was not in the best interest of the Company or its shareholders to proceed with the transaction and terminated the merger agreement. The accompanying consolidated statement of operations for the year ended December 31, 2000 includes all expenses incurred in connection with the terminated merger agreement amounting to approximately $553,000.

MARGO CARIBE, INC. AND SUBSIDIARIES

STOCK PRICE INFORMATION

The Company's common stock is quoted on the NASDAQ Stock Market ("NASDAQ") under the symbol MRGO.

The following table sets forth the high and low sales prices for the Company's common stock, as reported by NASDAQ, for each of the calendar quarters of 2002 and 2001. The last reported sales price for the Common Stock on March 14, 2003 was $5.18 per share. Common stock prices have been adjusted to give retroactive effect to the 10% stock dividend declared on the Company's common stock effective June 28, 2002.

	2002		2001	
Quarter:	High	Low	High	Low
First	$4.32	$2.78	$3.07	$ 1.59
Second	3.74	2.73	3.18	1.82
Third	3.30	2.71	4.64	2.18
Fourth	4.45	3.00	4.77	2.82

There were approximately 60 holders of record of the common stock as of December 31, 2002. This amount includes custodians, brokers and other institutions which hold the common stock as nominees for an undetermined number of beneficial owners. As of March 14, 2003, the Company had 2,079,889 shares of common stock outstanding.

The Company did not pay any cash dividends on its common stock during 2002 or 2001. However, effective June 28, 2002, the Company issued a 10% stock dividend to shareholders of record as of June 14, 2002. This resulted in the issuance of 188,367 additional shares of common stock. The payment of cash dividends in the future is dependent upon the earnings, cash position and capital needs of the Company, as well as other matters deemed relevant by the Company's Board of Directors.

Dividends paid on the Company's Common Stock are generally subject to a 10% withholding tax at source under Puerto Rico tax laws. United States shareholders may be entitled to a foreign tax credit, subject to certain limitations, in connection with the imposition of the withholding tax.

Prior to the first dividend distribution for the taxable year, individuals who are residents of Puerto Rico may elect to be taxed on the dividends at the regular graduated rates, in which case the special 10% tax will not be withheld from such year's distributions.

United States citizens who are non-residents of Puerto Rico may also make such an election, except that notwithstanding the making of such election of the 10% withholding tax will still be made on any dividend distribution unless the individual files with the Company prior to the first distribution date for the taxable year a certificate to the effect that said individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single, or $3,000 if married, in which case dividend distributions for said year will not be subject to Puerto Rico taxes.

The Company recommends that shareholders consult their own tax advisors regarding the above tax issues.

MARGO CARIBE, INC. AND SUBSIDIARIES

DIRECTORS AND OFFICERS

DIRECTORS

Michael J. Spector
Chairman of the Board
Of Directors

Michael A. Rubin
Director, Member Audit
and Compensation Committees

John A. Wing
Director, Member Audit
and Compensation Committees

Ramon Dominguez
Director, Member Audit
and Compensation Committees

Margaret D. Spector
Secretary and Director

Blas Ferraiuoli
Director

J. Fernando Rodriguez
Director

OFFICERS

Michael J. Spector
Chief Executive Officer

Fernando Rodriguez
President and Chief
Operating Officer

Margaret D. Spector
Secretary

René Llerandi
Vice President
Sales and Marketing

Alfonso Ortega
Vice President,
Treasurer and Chief
Financial Officer

MARGO CARIBE, INC.

CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
85 Challenger Road
Overpeck Centre
4th Floor
Ridgefield Park, New Jersey 07660

CORPORATE OFFICE
Road 690
Kilometer 5.8
Vega Alta, Puerto Rico 00692
Telephones 888-883-2570
787-883-2570

10-K ANNUAL REPORT
A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge to shareholders by writing to the Vice President and Chief Financial Officer at the Corporate Office
P.O. Box 706
Dorado, Puerto Rico 00646

AUDITORS
Deloitte & Touche, LLP
Hato Rey Tower-Suite 1200
268 Munoz Rivera Avenue
San Juan, Puerto Rico 00918-2511